

August 13, 2010

Mr. William W. Linton
Executive Vice President, Finance
and Chief Financial Officer
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9
Canada

     Re: **Rogers Communications Inc.**
             Form 40-F for the fiscal year ended December 31, 2009
             Filed February 26, 2010
             File No. 001-10805

Dear Mr. Linton:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2009
Consolidated Financial Statements for the Year Ended December 31, 2009
Notes to Consolidated Financial Statements, page 88
11 Goodwill and Intangible Assets, page 101
(ii) Intangible assets

1. It is unclear to us what methodologies you used to determine the fair value of the spectrum licenses in connection with your impairment tests under Canadian and US GAAP. If you used the Greenfield income approach and replacement cost in determining the fair value of the spectrum licenses, describe for us how you incorporated the replacement cost in determining the fair value of the licenses.

2. In future filings please consider revising your critical accounting policies to disclose the valuation techniques you use to determine the fair value of your spectrum licenses and to describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting.

* * * * * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director